

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2013

Via E-mail
Mr. Jeffrey D. Buchanan
Executive Vice President, Chief Financial Officer, and Treasurer
Smith & Wesson Holding Corporation
2100 Roosevelt Avenue
Springfield, MA 01104

> **RE:**   **Smith & Wesson Holding Corporation**
> **Form 10-K for the Year ended April 30, 2012**
> **Filed June 28, 2012**
> **Form 10-Q for the Quarter ended October 31, 2012**
> **Filed December 6, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 17, 2012**
> **File No. 1-31552**

Dear Mr. Buchanan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended April 30, 2012

General

1. Please tell us what consideration you gave to including an expanded discussion of your Non-Contributory Profit Sharing Plan under either the Risks, with regard to capital and liquidity, or MD&A sections of your disclosure, considering that it is an expense assessed before interest that was in excess of $8 million over the previous fiscal year and uses 15% of your net operating profit. Also please confirm that the discretionary profit sharing indicated in your 2012 Proxy Statement on page 24 is a reference to the Non-Contributory Profit Sharing Plan discussed in this 10-K.

Item 1 - Business, page 1

2. Item 101(b) of Regulation S-K requires that the Business section of your disclosure include a discussion of revenues from external customers, a measure of profit or loss and total assets for each segment over the last three fiscal years, or a cross-reference between the financial statements and the Business section. We note that the Business section does not contain such disclosure for your single segment, and that the financial statements do not include a cross-reference. Please include this disclosure or an appropriate cross-reference in future filings.

Customers, page 7

3. On page F-9 of the Consolidated Financial Statements you state that you have two customers who accounted for more than 10% of your total accounts receivable over the last fiscal year, one of which has accounted for over 10% of your net product sales for the last three fiscal years. In future filings, please disclose in your Business section the names of any customers to whom sales equal 10% or more of your consolidated revenues, if the loss of said customer would have a material adverse effect on your business as a whole, per Item 101(c)(1)(vii) of Regulation S-K.

Item 15 – Exhibits and Financial Statement Schedules, page 39

Consolidated Financial Statements, page F-1

General

4. In future filings, please disclose in the notes to your financial statements the amount of revenues from external customers for each product for each period presented. This disclosure may be similar to the disclosure you currently present on page 25. Refer to ASC 280-10-50-40.

Consolidated Balance Sheets, page F-3

5. We note that your cash and cash equivalents balance sheet line item includes restricted cash balances. Please help us understand how you determined that the restricted cash amounts were appropriately included in the cash and cash equivalents line item, rather than being separately presented on the face of your balance sheet. In doing so, please ensure that you address the nature of the legal restrictions on your use of this restricted cash. In future filings, please also disclose whether you can unilaterally withdraw the restricted cash at any time and use it for current operations, along with the ramifications, if any, of doing so. Refer to Rule 5-02.1 of Regulation S-X and FRR 203.02.b. Please show us supplementally what your revised disclosure will look like.

Note 2 – Significant Accounting Policies, page F-8

General

6. In future filings, please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
   - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
   - in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as general and administrative expenses.
   Please show us supplementally what your revised disclosure will look like.

7. In future filings, please disclose the line item(s) in which you include depreciation and amortization. Please also clarify whether tooling and die costs are included in cost of sales. If you do not allocate a portion of your depreciation and amortization to cost of sales, please tell us how you considered the guidance in SAB Topic 11:B. Please show us supplementally what your revised disclosure will look like.

Note 19 – Commitments and Contingencies, page F-32

Litigation, page F-32

8. You indicate that it is uncertain whether the outcome of the claims to which you are subject to will have a material adverse effect on your financial position, results of operations, or cash flows, and that you are unable to provide an estimated range of reasonably possible additional losses relating to unfavorable outcomes. For any significant outstanding matters disclosed in your Form 10-K for the year ended April 30, 2012, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, tell us what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Form 10-Q for the Quarter Ended October 31, 2012

General

9. Please address the above comments in your interim filings as well, as applicable.

Definitive Proxy Statement on Schedule 14A Filed August 17, 2012

Cash Incentive Compensation, page 13

10. You state on page 13 that your performance-based cash incentive compensation program focuses on corporate goals, and to a lesser extent, individual goals. Under the subheading "Cash Incentive Compensation," on page 15 you state that the 2012 Incentive Compensation Program was based on company-wide performance measures. Similarly, in your discussion of base salaries in the third paragraph from the bottom of page 11, you refer to the achievement of individual performance goals, but state, under the subheading "Base Salaries" on page 15, that you did not consider individual performance in setting base salaries for fiscal year 2012. In future filings, please clarify the role of individual goals in setting performance based compensation, and if individual performance goals are set, please disclose what those goals consist of and the rationale behind setting those goals. Please see Item 402(b)(2)(vii) of Regulation S-K and refer to your letter of correspondence dated November 20, 2009 where you agreed to enhance your disclosure on this topic in future filings.

CEO Compensation, page 17

11. In future filings, please discuss the decision-making process when an executive is given a substantial increase in compensation. In this regard, your attention is directed to the Compensation Committee's decision to grant Mr. Debney an 11% increase in base salary in early fiscal 2013. You state in your disclosure that you "evaluated the factors described above," but no analysis is presented to clarify what factors were considered or how the $50,000 increase was settled upon. Refer to your letter of correspondence dated November 20, 2009 where you agreed to enhance your disclosure on this topic in future filings.

Executive Compensation, page 18

Fiscal 2012 Grants of Plan-Based Awards, page 20

12. You state in the first footnote to the table of grants of plan-based awards that the columns under "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" are reflective of the 2012 Incentive Compensation Program. However, these columns are blank, despite your discussion of the 2012 Incentive Compensation Program on page 15. Please provide the analysis supporting the decision to omit this disclosure, or provide this disclosure in future filings.

Certain Relationships and Related Transactions, page 39

13. In future filings, please describe the standards that the Audit Committee or Compensation Committee, as applicable, applies when reviewing related party transactions, and disclose whether the corporate policies regarding related transactions are in writing (and if not, how such policies are evidenced.) See Item 404(b)(1)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leland Benton, Staff Attorney, at (202) 551-3791 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief